Solid Revenue Growth
Strong Increase in Profitability
2002 Guidance Revised Upward

Amsterdam, The Netherlands - September 12, 2002
Trader Classified Media N.V. (previously named Trader.com N.V.), a leader in classified advertising, releases today its un-audited first half 2002 results.

1st Half 2002

In euro millions	H1 2001	H1 2002	Growth
Revenues	205.1	226.6	+ 10%
EBITDA	26.2	57.6	+ 120%
EBIT (before Goodwill)	5.7	48.8	+ 756%
Net Income (Loss)	(29.3)	15.2	+ euro 44.5 M
Free Cash Flow	(11.3)	38.4	+ euro 49.7 M
Net Debt (end of June)	215.6	160.9	(euro 54.7) M

Solid revenue growth of +10%

  In the first half of 2002, consolidated revenue increased by 10% to euro 226.6 million despite overall soft economic conditions. Excluding exchange rate impact, total growth reached 13% and organic(1) growth accelerated to 7%.

  Print revenue increased by 9% to euro 211.2 million in the first half of 2002 vs. euro 193.0 million in the first half of 2001. Excluding exchange rate impact, total growth was 12% and organic(1) growth was 6%.

  Online revenue increased by 27% to euro 15.4 million in the first half of 2002 vs. euro 12.1 million in the first half of 2001. Excluding exchange rate impact, total growth was 29% and organic(1) growth was 26%.

(1) Excluding the results of acquisitions and disposals for 12 months until a like month is included in the previous year's base.

Strong EBITDA increase of +120% to euro 57.6 million - EBITDA margin reached 25%

  Consolidated EBITDA for the first half of 2002 increased by +120% to euro 57.6 million due to the combined effect of solid revenue growth and strong cost structure reduction. Consequently, consolidated EBITDA margin increased from 13% in the first half of 2001 to 25% in the first half of 2002.

  Region Print EBITDA(2) increased to euro 66.7 million for the first half of 2002 from euro 50.2 million in the first half of 2001. Region Print EBITDA margin increased from 26% in the first half of 2001 to 32% in the first half of 2002.

  Region Online EBITDA(2) increased to euro 3.2 million for the first half of 2002 from a negative euro 6.4 million in the first half of 2001. Region Online EBITDA margin reached 21% in the first half of 2002.

  Corporate Costs (2) were further reduced by 31% to euro 9.7 million for the first half of 2002 vs. euro 14.0 million in the first half of 2001.

EBIT increased to euro 48.8 million - EBIT margin reached 22%

  EBIT (before Goodwill Amortization) increased from euro 5.7 million in the first half of 2001 to euro 48.8 million in the first half of 2002 to reach a margin of 22%.

Net Results turn positive with a euro 15.2 million Net Profit

  Net results (US GAAP) increased from a loss of euro 29.3 million in the first half of 2001 to a profit of euro 15.2 million in the first half of 2002, an increase of euro 44.5 million.

Free Cash Flow generated of euro 38.4 million and Net Debt reduced to euro 160.9 million

  In the first half of 2002, the Free Cash Flow (Cash from Operating Activities after Capital Expenditure) reached euro 38.4 million. Net Debt was reduced during the same period by euro 39.4 million to euro 160.9 million at end of June 2002.

  Cash used for acquisitions and earn-out payments in the first half of 2002 amounted to euro 11.4 million.

Commenting on the results, Didier Breton, Chief Operating Officer of Trader Classified Media said: "Our Business in the 1st half 2002 outperformed our plans. Due to the deployment of many new sales initiatives all across the group, organic growth accelerated to 8% in the second quarter. This combined with a strong reduction of our cost structure, boosted our EBITDA margin above 25% - one year ahead of plan, turning our Net Result positive at euro 15.2 million."

(2) Excludes restructuring charges totalling euro 3.6 million in 2001 and euro 2.6 million in 2002.

N.B. EBITDA is Operating Profit before Depreciation, Amortization, Non-cash compensation expense and Write-down of impaired assets. Please see the attached Condensed Consolidated Statement of Operations for amounts

Outlook and increased full year guidance

John H. MacBain, Founder, President and Chief Executive Officer of Trader Classified Media added: "Our first half results demonstrate that the Company is now clearly positioned for solid growth and increased profitability. We are confident about the second semester's outlook and are revising our EBITDA guidance for the full year 2002 to euro 110 million, up from euro 93 million announced earlier this year.

At this time, we are also changing the corporate name and identity of our Company to Trader Classified Media. The new name positions us as a leader in classified advertising media and, as a multiple channel business, better reflects who we are and what we do."

Please also see the attachments:

  Operating and Financial review
  Condensed Consolidated Balance Sheets
  Condensed Consolidated Statement of Operations
  Condensed Consolidated Statements of Cash Flows
  Notes to Condensed Consolidated Financial Statements

About Trader Classified Media

Trader Classified Media is a leader in classified advertising. The group was founded in Canada as a private company. Today, Trader Classified Media connects buyers and sellers through nearly 300 publications (more than 8 million readers per week) and over 60 web sites in 20 countries with more than 260 million page views in June 2002. Trader Classified Media has over 5,100 employees worldwide, of who over 2,100 are sales people. Trader Classified Media is listed on the NASDAQ (TRDR) and Premier Marche (First Market of the Paris Stock Exchange - Euroclear code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:
PARIS CICOMMUNICATION 14, rue de Bassano 75116 Paris France	LONDON Rea-TMA Marketing Group 114 Lavenham Road London SW18 5HF UK
Analysts and Investors relations: Contact: Frederic Bourdon Tel: +33 (0)1 4723 9048 Fax: +33 (0)1 4723 8898 Email: bourdon@cicommunication.com	Analysts and Investors Relations: Contact: Patrick Rea Tel: + 44 (0) 208 870 4976 Fax: +44 (0) 208 265 9718 Email: patrick.rea@rea-tma.com
Media Relations: Contact: Stephanie Gruter Tel: + 33 (0)1 4723 9048 Fax: + 33 (0)1 4723 8898 Email: gruter@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "expectations," or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those identified in our Form 20-F, which is on file with the United States Securities and Exchange Commission. Such factors include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions or general corporate purposes on terms acceptable to us, our ability to respond to political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia and South America, the currencies in which we do business, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands and our branding strategy, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Operating and Financial Review

We are pleased to present our unaudited consolidated financial results of Trader Classified Media N.V. and its subsidiaries for the first six months of 2001 and 2002. The financial statements for both periods have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). This interim report contains statements regarding future events or conditions that may or may not be accurate in the future. You should refer to the risks identified in the "Forward Looking Statements" section of this interim report.

Company Background

We are a global facilitator of consumer-to-consumer and business-to-consumer transactions through our print and online classified advertising properties. Our print and online properties facilitate local and regional commerce by serving as a marketplace where consumers and businesses advertise items for sale and where consumers reach these sellers to purchase these items. Through our integrated print and online strategy, we offer buyers and sellers a comprehensive and targeted way to conduct business. Our leading properties include trusted brand names such as La Centrale in Paris, France, The Melbourne Trading Post in Melbourne and The Sydney Trading Post in Sydney, Australia, Segundamano in Madrid, Spain, Auto Trader in Canada and Secondamano in Milan, Italy.

Since the founding of Trader Classified Media in June 1987, we have grown and diversified our business from three publications in Canada to 312 publications and 56 websites in 20 countries as of June 2002, including Australia, Canada, France, Hungary, Italy, Russia, Spain and the United States. Our online activities continue to grow, with an increase in web traffic from 180 million page views in June 2001 to 260 million page views in June 2002.

Revenues

We have historically generated print revenue from four principal sources, which vary in importance depending on the individual publication:

  Classified advertisements, both professional and private,
  Commercial display advertisements,
  Circulation, and
  Services and other.

Our online distribution channel generates revenue primarily through:

  The sale of classified listings, banners and other advertisements,
  Fees from professional advertisers for links that provide consumers direct access to our searchable databases for product offerings of automobile dealers, real estate agents and other merchants,
  Transaction-based fees related to facilitating sales of goods listed on our sites, and
  Commissions on complementary products and services.

We typically offer consumer advertisers a bundled product offering consisting of print and online advertisements.

Consolidated Revenues

Our consolidated revenues increased euro 21.5 million, or 10.5%, from euro 205.1 million in the first half of 2001 to euro 226.6 million in the first half of 2002. Excluding exchange rate impact, revenues growth was 13% including 7% for organic growth. We define organic growth as excluding the results of acquisitions and disposals for 12 months until a like month is included in the previous year's base.

Print Revenues

Our print revenues increased euro 18.2 million, or 9% from euro 193.0 million in the first half of 2001 to euro 211.2 million in the first half of 2002. This includes an increase of 6% for organic growth on a constant exchange rate basis. The increase in print revenues resulted from increases in professional classified advertising revenues of euro 6.2 million (up 21.5%), private classified advertising revenues of euro 5.2 million (up 19%), display revenues of euro 3.9 million (up 5%), circulation revenues of euro 1.7 million (up 3%), and other revenues, which includes services, of euro 1.2 million (up 13%).

Online Revenues

Our online revenues increased euro 3.3 million, or 27%, from euro 12.1 million in the first half of 2001 to euro 15.4 million in the first half of 2002. This includes an increase of 26% for organic growth on a constant exchange rate basis. The principal sources of revenues for the first half of 2002 were listing fees with euro 7.7 million (or 50%), professional solutions with euro 4.7 million (or 30%) and banner ads with euro 1.2 million (or 8%). Other revenues of euro 1.8 million include the expansion of our paid lines model on the Internet.

Consolidated Revenues by Region

The increase in our first half 2002 consolidated revenues include changes in:

  North America - a decrease of euro 3.0 million, from euro 57.4 million in the first half of 2001 to euro 54.4 million in the first half of 2002 as a result of the sale of our Californian operations in 2001 and adverse exchange impact. Excluding exchange rate impact, organic growth was 2.7% in the region driven by a sustained growth in the vehicle sector partly offset by soft conditions in the real estate and computer markets,

  Spain & Latin America - a decrease of euro 1.1 million, from euro 30.9 million in the first half of 2001 to euro 29.8 million in the first half of 2002. Excluding exchange rate impact, organic growth in this region was 4% driven by solid growth in Spain partly offset by economic difficulties in Argentina and Brazil,

  France - a decrease of euro 0.8 million, from euro 23.4 million in the first half of 2001 to euro 22.6 million in the first half of 2002. Organic growth was a negative 3.5% for the first half of 2002 as a result of a difficult advertising market in professional ads and display, offset by positive results in private ads and sales of warranties,

  Italy & Switzerland - an increase of euro 0.9 million from euro 15.5 million to euro 16.4 million mainly related to the acquisition of Il Fe in January 2002. Organic growth for the period was a negative 1.3% for the first half of 2002 due to difficult conditions in the advertising market,

  North and Central Europe - an increase of euro 1.3 million from euro 24.0 million in the first half of 2001 to euro 25.3 million for the first half of 2002. Organic growth was 2.1% for the first half of 2002, as a result of the development of new products and upselling,

  Russia and the CIS - an increase of euro 9.4 million, from euro 29.6 million in the first half of 2001 to euro 39.0 million in the first half of 2002, related to the strong geographical expansion of our leading publication, Iz Ruk v Ruki, throughout Russia and the CIS and further segmentation of the market. Organic Growth, expressed in the functional currency euro, was 32.0% in the first half of 2002,

  Australia - an increase of euro 15.8 million, from euro 17.2 million in the first half of 2001 to euro 33.0 million in the first half of 2002, including both the effect of our 2001 acquisition of the Sydney Trading Post and a strong organic growth of 16.9% due to ongoing revenue initiatives and increased focus on professional content,

  Other includes our operations in Taiwan, Netclub activities and auction activities in France. The decrease in revenues of euro 1.0 million from euro 7.1 million to euro 6.1 million was due to a slight decrease in Taiwan and reduced activities in our auction operation.

Operating Profit Before Certain Expenses (EBITDA)

The key operating measure that we use for our geographical operating units (which are on a region level) is operating profit before depreciation, amortization, non-cash compensation expense and write-down of impaired assets. We describe this key operating measure as Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").

The comparative results of EBITDA for the first half of 2001 versus the first half of 2002 is as follows:

(euro in millions)	June 30, 2001 (6 months)	June 30, 2002 (6 months)
Region print EBITDA	euro 50.2	euro 66.7
Region online EBITDA	(6.4)	3.2
Corporate costs	(14.0)	(9.7)
Restructuring charges	(3.6)	(2.6)
Consolidated EBITDA	euro 26.2	euro 57.6

Consolidated EBITDA

Consolidated EBITDA for the first half of 2002 increased by euro 31.4 million to euro 57.6 million from euro 26.2 million in the first half of 2001. Our first half of 2002 results includes positive EBITDA generated by both of our distribution channels: Region print EBITDA for euro 66.7 million and Region online EBITDA for euro 3.2 million. We have recorded a restructuring charge of euro 2.6 million in the first semester of 2002 primarily related to corporate activities and to a cost adjustment program in Latin America.

Region Print EBITDA

Region print EBITDA increased euro 16.5 million, or 33%, from euro 50.2 million in the first half of 2001 to euro 66.7 million in the first half of 2002. Organic growth on a constant exchange rate basis for our Region print EBITDA was 29.6% in the first half of 2002. Region print EBITDA margin increased from 26.0% in the first half of 2001 to 31.6% in the first half of 2002.

Region Online EBITDA

Region online EBITDA improved by euro 9.6 million, from a negative euro 6.4 million in the first half of 2001 to a positive euro 3.2 million in the first half of 2002. Online expenditures relate primarily to salaries, marketing, technology development and other administrative costs. This improvement was due to an increase in online revenues of euro 3.1 million and strong cost control efforts benefiting from the integration of print and online sales forces, marketing and production operations. As a result, Region online EBITDA margins reached a positive 20.8% for the first half 2002. A positive online EBITDA was reached by most regions during the first half 2002.

Corporate Costs

Corporate costs were reduced by euro 4.3 million, or 31%, from euro 14.0 million in the first half of 2001 to euro 9.7 million in the first half of 2002 due to our ongoing cost control efforts. Corporate costs decreased from 6.8% of consolidated revenues for the first half of 2001 to 4.3% of consolidated revenues for the first half of 2002.

Restructuring Charges

We incurred restructuring charges of euro 2.6 million in the first half of 2002 compared to euro 3.6 million in the first half of 2001. The 2002 charges relate to facilities in Canada, cost structure reduction programs in Argentina and Brazil and the consolidation of our corporate headquarter locations.

Consolidated EBITDA by Region

The increase in the first half of 2002 of consolidated EBITDA includes changes in:

  North America - an increase of euro 6.6 million, from euro 6.5 million in the first half of 2001 to euro 13.1 million in the first half of 2002 driven primarily by the reduction in our cost base. Consolidated EBITDA margin reached 24.2% in the first half of 2002 from 11.3% in the first half of 2001 as a result of increased efficiency in production and reduced regional headquarters costs,

  Spain & Latin America - an increase of euro 0.6 million, from euro 6.5 million to euro 7.1 million, through the strong development of online activities and related margin, partially offset by decreased activities in Latin America. Consolidated EBITDA margin for the region reached 23.8% in the first half of 2002 from 20.9% in the first half of 2001, primarily driven by the increase in Spain to 27.0% in the first half of 2002 from 25.7% in the first half of 2001,

  France - an increase of euro 3.0 million, from euro 4.9 million in the first half of 2001 to euro 7.9 million for the first half of 2002, due to ongoing cost control efforts and significantly reduced online costs. Consolidated EBITDA margin reached 35.0% in the first half of 2002 from 21.1% in the first half of 2001,

  Italy & Switzerland - a decrease of euro 0.3 million, from euro 4.0 million in the first half of 2001 to euro 3.7 million for the first half of 2002, primarily due to an increase in the cost structure, leading to a decrease in EBITDA margin from 26.0% in the first half of 2001 to 22.8% in the first half of 2002,

  North and Central Europe - an increase of euro 3.1 million, from euro 4.0 million in the first half of 2001 to euro 7.1 million for the first half of 2002, as a result of organic revenue growth, combined with higher sales force and distribution efficiency, and turnaround in online margins. Consolidated EBITDA margin increased significantly from 16.8% for the first half of 2001 to 28.0% for the first half of 2002,

  Russia and the CIS - an increase of euro 7.4 million, from euro 12.3 million in the first half of 2001 to euro 19.7 million in the first half of 2002 as a result of the strong revenue growth. Consolidated EBITDA margin increased from 41.5% for the first half of 2001 to 50.6% for the first half of 2002,

  Australia - an increase of euro 8.0 million, (including euro 3.9 million related to our May 2001 acquisition of The Sydney Trading Post) from euro 1.9 million in the first half of 2001 to euro 9.9 million in the first half of 2002 primarily due to strong organic revenue growth and a reduced cost structure following the successful integration efforts of our merged businesses and implementation of best practices. Consolidated EBITDA margin increased from 10.8% for the first half of 2001 to 30.0% for the first half of 2002,

  Other - a decrease of euro 0.1 million from euro 0.7 million in the first half of 2001 to euro 0.6 million in the first half of 2002 as a primary result of the decrease in revenues.

Although EBITDA is not a measure of performance defined by U.S. GAAP, we present EBITDA because we believe that it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA (a) is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than operating profit or net earnings, as an indicator of operating performance or cash flow from operations, or as a measure of liquidity, (b) is not intended to represent funds available for dividends, reinvestment or other discretionary uses and (c) should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Operating Profit (loss)

Our operating profit improved by euro 56.0 million from an operating loss of euro 15.1 million in the first half of 2001 to an operating profit of euro 40.9 million in the first half of 2002. This improvement comes from the positive results of our growth in revenues of euro 21.5 million, for the first half of 2002. In addition, this increase reflects the positive impact of our restructuring actions and our pursuit of an integrated business strategy, such that costs of revenues decreased by euro 2.1 million from euro 110.9 million to euro 108.8 million and general and administrative expenses were reduced by euro 7.8 million from euro 68.0 million in the first half of 2001 to euro 60.2 million in the first half of 2002. In addition, amortization of goodwill decreased by euro 12.9 million through the required implementation of US GAAP accounting standards and the write-down of assets decreased by euro 9.3 million to euro 0.6 million in the first half of 2002.

Net Income (Loss)

Our net results improved by euro 44.5 million from a net loss of euro 29.3 million in the first half of 2001 to a net income of euro 15.2 million in the first half of 2002. This primarily reflects the improvement of euro 56.0 million in our operating results partly offset by euro 9.5 million in adverse foreign exchange effect.

Liquidity and Capital Resources

Historically, our working capital requirements have been minimal, and cash flow from operations has been sufficient to finance our operations. Acquisitions have been primarily financed with borrowings, principally bank borrowings, and proceeds from our Initial Public Offering (IPO) in April 2000. Our credit agreement consists of term loan facilities and a revolving credit facility and provides for an aggregate of approximately euro 218.0 million of secured loans as of the end of June 30, 2002.

Amounts available to be drawn under our credit agreement can be used for Internet investments and working capital.

Cash remitted from our operating subsidiaries to our holding companies in the Netherlands consists of the payment of intercompany management fees, intercompany loans and related interest, dividends, and in certain instances, the repayment of capital. The nature of these remittances generally depends on the most tax-efficient vehicle for each country and is subject to local laws and regulations. Historically, our Russian operations have distributed approximately USD 1 million per month to its shareholders, and we received, net of withholding tax, euro 10.8 million and euro 6.1 million, respectively for the full year 2001 and for the first semester 2002. The excess cash generated by the Russian operations over the statutory profit available for distribution of approximately euro 11 million as of June 30, 2002 will be used for capital expenditures or acquisitions in Russia and the CIS.

As of June 30, 2002, we had available cash of euro 38.0 million, debt of euro 198.9 million (including debt of euro 4.6 million from our leasing obligations) generating a net debt balance of euro 160.9 million. This compares to a net debt balance of euro 215.6 million as of June 30, 2001 and euro 200.3 as of December 31, 2001. The decrease in net debt of euro 39.4 million in the first half 2002 relates primarily to the cash generated by operations of euro 43.7 million and a beneficial currency translation effect on our debt of euro 14.6 million, offset by cash used to finance acquisitions of euro 10.1 million and capital expenditures of euro 5.3 million.

In August 2002, we entered into a term sheet for a fully underwritten commitment with respect to a new credit facility of up to euro 380 million. The new credit facility is expected to include several tranches maturing 7 to 9 years from closing. The purpose of the new facility is to refinance our existing credit obligations for an approximate euro 194.3 million and to provide us with the flexibility to pursue strategic acquisitions.

Concurrent with the repayment of our existing credit facility, it is likely that our derivative instruments hedging this facility will be unwound, generating a negative income statement and cash impact on the date of payment. As of August 31, 2002, our derivative instruments hedging this facility have an unrealized loss of euro 13.3 million. In addition, our unamortized deferred financing fees related to the current facility, which will total euro 6.3 million as of September 30, 2002 will be written off as of the closing date of the new credit facility.

The Group signed an agreement to purchase the remaining 30.1% minority interests in its Australian operations for approximately euro 59 million subject to Board and Lender approvals. The Group has also signed letters of intent to purchase shares or assets in several strategic publications in Hungary for an estimated euro 15 million, subject to due diligence, negotiation of satisfactory purchase and sale agreements and Board and Lender approvals.

Cash Flows

Our cash flows from operations increased euro 47.8 million from a negative euro 4.1 million in the first half of 2001 to a positive euro 43.7 million in the first half of 2002. This increase reflects the significant improvements of our margins, both print and online, and of our working capital balances. Our net working capital balances decreased euro 21.8 million in the first half of 2002 compared to last year due principally to a strong control of our receivables and payables through Group-wide cash management initiatives.

Our cash flows used in investing activities decreased by euro 25.8 million from euro 42.4 million in the first half of 2001 to euro 16.6 million in the first half of 2002. Included is a decrease of euro 1.9 million of cash paid for property, plant and equipment in the first half of 2002. Cash paid for acquisitions of euro 10.1 million in the first half of 2002 reflects the purchase of assets in Il Fe - Italy for euro 3.4 million and in Auto Expo - Hungary for euro 0.4 million. Also, the Group acquired the remaining 24.6% minority interest in our Dutch operation for euro 0.9 million. In addition, in March 2002, the Group paid the final earn-out clause of euro 2.2 million for our 2000 acquisition of the Canadian operation Bargain Finder and the first deferred payment of euro 2.1 million in the July 2001 acquisition of Trajin - Spain. Cash paid for acquisitions of euro 36.6 million in the first half of 2001 reflected the acquisition of the Trading Post Group headquartered in Sydney, Australia in May 2001.

Cash flow used in financing activities for the first half 2002 were explained by the net repayment on debt of euro 4.9 million and distribution of dividends to minority interests for euro 3.5 million. Cash flows provided by financing activities for the first half 2001 were driven primarily by net borrowings of euro 52.0 million of which euro 36.6 million related to acquisitions and euro 13.0 million related to operational funding needs.

Outlook

Our print distribution channel is well established and has generated consistent revenue growth and positive cash flows. We commenced operations of our online distribution channel in 1996, with steadily growing revenues year to year attaining positive online EBITDA in the 1st semester of 2002. We expect to generate consolidated organic revenue growth between 6% to 8% in the second half of 2002. We believe our group is positioned for solid growth and increased profitability. As a result, we are increasing the full year EBITDA guidance of euro 93 million given in March 2002 to euro 110 million. We also expect to achieve a net profit for the year 2002.

Forward Looking Statements

Some of the statements in this document are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its officers with respect to various matters. When used in this document, the words "expects," "believes," "anticipates," "plans," "may," "will," "should" and similar expressions, and the negatives thereof, are intended to identify forward looking statements. Such statements are not promises or guarantees, and are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by any such statements. Those factors include, but are not limited to, the information contained in our Form 20-F, which is on file with the United States Securities and Exchange Commission ("SEC"). These include risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, our ability to obtain financing for acquisitions on terms acceptable to us, political and economic conditions of the countries in which we operate including Russia, the currencies in which we do business, our ability to remit funds freely from the jurisdictions where we operate, our ability to manage our foreign exchange exposures, our dependence on our management team, our workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand and the limited history of our online activities, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions. These are factors, that could cause our actual results to differ materially from those expressed or implied by those forward looking statements, include, but are not limited to, those addressed under the "Risk Factors" section of Item 3 of our Form 20-F.

These forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any forward looking statement is based.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Condensed Consolidated Balance Sheets
(euros in milllions)

	December 31, 2001 (Audited)	June 30, 2002 (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	euro 21.2	euro 38.0
Receivables, net of allowance	64.1	63.1
Other current assets	14.8	11.7

Total current assets	100.1	112.8

Property, plant and equipment, net	49.6	42.8
Goodwill and other intangibles, net	655.9	636.4
Other non-current assets	40.6	46.1

Total assets	euro 846.2	euro 838.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	euro 29.2	euro 26.7
Other current liabilities	62.3	65.7
Current portion of long-term debt	11.3	5.8
Total current liabilities	102.8	98.2

Long-term debt, net of current portion	210.2	193.1
Deferred income taxes	70.0	64.4
Other long-term liabilities	10.8	16.1
Total liabilities	393.8	371.8

Minority interest	59.8	59.7

Commitments and contigencies

Shareholders' equity:
Capital shares	105.4	105.4
Additional paid-in capital	949.2	948.7
Deferred compensation expense	(7.0)	(4.9)
Accumulated deficit	(657.6)	(642.4)
Accumulated other comprehensive income	2.6	(0.2)

Total shareholders' equity	392.6	406.6

Total liabilities and shareholders' equity	euro 846.2	euro 838.1

See notes to condensed consolidated financial statements.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Condensed Consolidated Statements of Operations
(euros in millions, except share and per share amounts)

	June 30, 2001 Unaudited (6 months)	December 31, 20001 Audited (12 months)	June 30, 2002 Unaudited (6 months)

Revenues	euro 205.1	euro 419.1	euro 226.6
Operating costs and expenses:
Cost of revenues	110.9	220.0	108.8
General and administrative:
Other	68.0	137.1	60.2
Non-cash compensation expense (benefit)	(0.4)	2.4	(0.2)
	67.6	139.5	60.0

Depreciation	11.0	22.1	8.4
Amortization	20.8	43.0	7.9
Write-down of impaired assets	9.9	39.6	0.6
	220.2	464.2	185.7

Operating profit (loss)	(15.1)	(45.1)	40.9

Other (income) and expenses:
Interest and financing fees	10.9	21.7	11.6
Foreign exchange (gain) loss and other	(5.5)	2.0	4.0
Gain on sale of assets	-	(3.5)	-

Income (loss) before income taxes and minority interest	(20.5)	(65.3)	25.3

Current income tax provision	10.4	14.9	10.4
Deferred income tax provision (benefit)	(3.9)	(9.2)	(4.8)
Income tax provision, net	6.5	5.7	5.6

Income (loss) before minority interest	(27.0)	(71.0)	19.7

Minority interest	2.3	5.7	4.5

Net income (loss)	euro (29.3)	euro (76.7)	euro 15.2

Net income (loss) per common share:
Basic	euro (0.32)	euro (0.84)	euro 0.17
Diluted	euro (0.32)	euro (0.84)	euro 0.16

Average shares outstanding:
Basic	91,225,373	91,230,183	91,315,682
Diluted	91,225,373	91,230,183	97,382,071

See notes to condensed consolidated financial statements

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Condensed Consolidated Statements of Cash Flows
(euros in millions)

	June 30, 2001 Unaudited (6 months)	December 31, 2001 Audited (12 months)	June 30, 2002 Unaudited (6 months)

Cash provided by (used in):

Operations:
Net income (loss)	euro (29.3)	euro (76.7)	euro 15.2
Adjustments to reconcile net loss to cash provided by operations:
Minority interest	2.3	5.7	4.5
Amortization, deferred financing fees	1.3	1.8	1.0
Amortization, all other	20.8	43.0	7.9
Depreciation	11.0	22.1	8.4
Provision for doubtful accounts	2.3	6.4	2.6
Unrealized foreign exchange (gain) loss	(3.2)	4.5	1.8
Deferred income taxes	(3.9)	(9.2)	(4.8)
Non-cash compensation expense (benefit)	(0.4)	(2.4)	(0.2)
Non-cash interest	-	0.4	0.2
Write-down of impaired assets	9.9	39.6	0.6
Gain on sale of assets	-	(3.5)	-
Gain on unwind of swaps	-	(0.6)	(0.4)
Net change in working capital balances related to operations	(14.9)	(19.3)	6.9
Net cash provided by (used in) operating activities	(4.1)	16.6	43.7

Investing:
Cash paid for investments and other assets	(0.2)	(0.3)	(1.3)
Cash received from sale property, plant and equipment	1.6	10.8	0.1
Cash paid for property, plant and equipment	(7.2)	(20.4)	(5.3)
Cash paid for acquisitions	(36.6)	(40.4)	(10.1)
Net cash used in investing activities	(42.4)	(50.3)	(16.6)

Financing:
Decrease in bank overdrafts	(0.9)	(0.7)	(0.5)
Cash received from borrowings	59.8	67.4	3.0
Cash payments on borrowings	(7.8)	(24.7)	(7.9)
Cash paid for financing costs	(1.9)	(1.9)	(0.9)
Cash received from capital shares issued	-	0.1	0.2
Dividends paid to minority interests	(1.3)	(4.5)	(3.5)
Net cash provided by (used in) financing activities	47.9	35.7	(9.6)

Effect of exchange rate changes on cash and cash equivalents	0.4	-	(0.7)

Increase in cash and cash equivalents	1.8	2.0	16.8

Cash and cash equivalents, beginning of period	19.2	19.2	21.2
Cash and cash equivalents, end of period	euro 21.0	euro 21.2	euro 38.0

See notes to condensed consolidated financial statements.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

1. Basis of Presentation

Our financial statements are prepared on a historical cost basis in accordance with accounting principles generally accepted in the United States and have been applied on a consistent basis, except for Statement of Financial Accounting Standards No. 141, "Business Combinations", (SFAS No. 141) that was adopted on July 1, 2001 and Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142) and No. 144, "Accounting for the Impairment of Long-Lived Assets" (SFAS No. 144) that were adopted as of January 1, 2002. The annual statutory financial statements (not presented here) of Trader Classified Media N.V. (formerly Trader.com N.V.), which are prepared under Dutch GAAP, are filed with the Chamber of Commerce in Amsterdam. By recommendation of the Supervisory Board and approved by our shareholders at the 2002 Annual General Meeting, the name of Trader.com N.V. has been changed to Trader Classified Media N.V. Our financial results for 2001 and 2002 are the consolidated results of Trader Classified Media N.V. (the "Group" or the "Company") and that of its subsidiaries more than 50% owned, except for insignificant entities. Investments in companies that are between 20% and 50% owned are accounted for on the equity basis. These interim condensed consolidated financial statements should be read in conjunction with the 2001 annual financial statements as filed on Form 20-F on April 19, 2002.

2. Significant Accounting Policies

2.1 Revenue recognition

The Group's primary source of revenue is the sale of advertising space in its publications. Private and professional classified ads and display ads are published on a daily, weekly and monthly basis for which revenues are recognized at the time the advertisement is published. Revenues related to advertisements appearing on multiple occasions in excess of one month are deferred and recognized during the period when the advertisement is run.

Circulation revenues, net of returns, are recognized on a weekly basis at the time the publications are sold through to the customer. Circulation revenues are earned mainly through distributors.

Service revenues include commissions earned for selling products and services for third parties. The commissions are a percentage of the value of the products or services and are recognized as earned at the date the products are sold or on a monthly basis for commissions earned on insurance sold. Services and products include financing services on automobiles and boats, insurance and warranties.

Online revenues are derived primarily from classified ads and display ads, including professional ads, consumer ads and banners which are deferred and recognized during the period when the advertisement is run.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

2.1 Revenue recognition (Continued)

Other types of revenue include (1) subscription or one-off access fees to content and information provided through the Company's websites which are recognized over the period of usage and (2) revenues generated from paid telephone lines for connecting buyers and sellers or other related services. Online revenues include revenues on products sold solely on web sites and revenues for contracts providing both print and online advertisements for which an allocation of revenues attributable to online revenues has been made by management based upon internal pricing assumptions.

2.2 Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is computed for financial reporting purposes by use of the straight-line method over the estimated useful lives as follows:

Asset	Estimated useful lives
Buildings	25-50 years
Office furniture, computers and equipment	3-10 years
Software	1-5 years
Printing presses and related equipment	3-15 years
Leasehold improvements	2-20 years

2.3 Goodwill and other intangibles

Goodwill, which represents the unallocated portion of the purchase price over the fair value of identifiable assets acquired and liabilities assumed, is no longer amortized as of July 1, 2001 for entities acquired during the second semester of 2001 and as of January 1, 2002 for all other goodwill balances, as a result of the adoption of the provisions of SFAS No. 142. Further guidance is provided under footnote 9.

A portion of the price paid for our acquisitions has been allocated to identifiable intangible assets such as tradenames and advertiser base. The advertiser base consists primarily of commercial display advertisers. Tradenames are amortized over their estimated useful lives of 10 or 20 years and the advertiser base over 6 or 12 years.

2.4 Share-based compensation

Certain employees of our company are eligible for share options. We account for such share-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and related interpretations. For share options, compensation expense is recorded only if, on the date of the grant, the fair value of the underlying share exceeds the option exercise price. We comply with the disclosure-only requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employee share as if the fair-value-based method of accounting in SFAS No. 123 had been applied to these transactions.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

2.4 Share-based compensation (Continued)

All stock based plans are deemed to be compensatory. Except for the 2000 Option Plan, compensation expense has been accrued for these stock based option plans. Options issued under our 2000 Option Plan have been issued with exercise prices equal to, or greater than, the fair market value of our shares on grant date. Therefore, no compensation expense related to share options issued at, or greater than, fair market value on grant date has been recorded as of June 30, 2002 in accordance with APB Opinion No. 25.

2.5 Basic and diluted net income (loss) per common share

Our Company computes basic and diluted net income or loss per common share in accordance with SFAS No. 128, "Computation of Earnings Per Share" and the SEC Staff Accounting Bulletin No. 98 (SAB No. 98). Under the provisions of SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding and diluted earnings per share is computed using the weighted average number of common and potentially dilutive common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of share options. Potential common shares are excluded from the calculation if their effect is anti-dilutive.

2.6 Reclassifications

Certain amounts in prior year financial statements have been reclassified to be consistent with the current year presentation.

3. Related party transactions

Our Company shares office space in Geneva with Mr. MacBain, who is our Chief Executive Officer ("CEO") and a shareholder. The cost, which is split between the Company and the shareholder, was determined by an independent real estate broker.

In May 2002, Mr. MacBain was reimbursed euro 1.5 by the Company for leasehold improvements and furniture used by the Company's Geneva employees originally paid by Mr. MacBain. The value of the Company's portion of the leasehold improvements was determined by the approximate business use of the office space in proportion to the total value of the leasehold improvements.

In May 2002, 135,000 Class A Common Shares (the "Restricted Shares") were sold to our Chief Operating Officer ("COO") for consideration equal to the nominal value of euro 0.16 per share, subject to a Share Restriction Agreement. The Restricted Shares may not be transferred and the legal and beneficial ownership of the Restricted Shares is not vested in the Chief Operating Officer until December 31, 2006, subject to the COO maintaining a business relationship with the Company at that date. The vesting of the Restricted Shares is subject to acceleration upon certain change of control events. We have accounted for the difference of euro 1.1 between the fair market value of the shares on grant date (euro 8.01) versus the nominal value per share as deferred compensation expense and will amortize this result on a straight-line basis over the vesting period. At the same time, our COO was granted a loan of euro 0.5 principally used to acquire the Restricted Shares and an additional 50,000 Class A Common Shares at the fair market value of euro 8.01 per share. The rate of interest under the loan is equal to the then-prevailing rate of the Company's revolving line of credit, determined on a quarterly basis.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

4. Seasonality

Due to the global portfolio of the countries in which we operate and to the relatively stable nature of the classified advertising industry, we do not experience material seasonality in our revenues or operating results.

5. Geographic information

During 2001, the Company's CEO reorganized the Group's geographic operating segments from a country-basis to a region-basis for purposes of presenting internal financial information. As a result, and in accordance with SFAS No. 131, "Disclosures about Segment Information of an Enterprise and Related Information" (SFAS No. 131), the Group discloses geographic segment information on a region-basis.

Geographical operating profit is analyzed by management before certain expenses such as depreciation, amortization, non-cash compensation expense and write-down of impaired assets.

The Company considers its products to be classified advertisements, display advertisements and services. The channels through which these products are distributed, which today are print publications and Internet web sites, do not constitute separate business segments within the meaning of SFAS No. 131.

6 month period ended June 30, 2001

	North America*	Spain &Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	53.1	29.4	21.0	14.6	22.6	29.5	16.4	6.4	-	193.0
Online revenues	4.3	1.5	2.4	0.9	1.4	0.1	0.8	0.7	-	12.1
Total revenues	57.4	30.9	23.4	15.5	24.0	29.6	17.2	7.1	-	205.1
Operating profit (loss) before certain expenses	6.5	6.5	4.9	4.0	4.0	12.3	1.9	0.7	(14.6)	26.2
Interest expense (income)	9.0	(2.7)	3.1	(0.7)	(0.1)	-	0.8	-	1.5	10.9
Amortization	6.0	2.8	3.7	1.8	2.4	1.7	1.7	0.6	0.1	20.8
Depreciation	3.0	0.7	0.6	0.4	0.9	1.0	0.7	0.1	3.6	11.0
Income tax expense (benefit)	(3.7)	2.6	(0.8)	1.6	0.6	5.3	(0.3)	0.1	1.1	6.5
Total assets	243.9	117.4	120.0	71.6	98.5	50.9	148.5	24.7	42.3	917.8
Long-lived assets	9.5	3.6	2.8	5.7	5.2	9.2	5.4	1.5	7.4	50.3

* Total revenues for Canada and Spain are euro 45.3 and euro 23.7, respectively

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

5. Geographic information (Continued)

12 month period ended December 31, 2001

	North America*	Spain &Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	102.1	58.0	39.0	27.9	43.5	66.9	44.0	12.2	-	393.6
Online revenues	8.8	3.5	4.8	1.7	2.9	0.2	2.5	1.1	-	25.5
Total revenues	110.9	61.5	43.8	29.6	46.4	67.1	46.5	13.3	-	419.1
Operating profit (loss) before certain expenses	16.8	11.4	7.3	7.4	8.1	30.0	6.3	2.0	(27.3)	62.0
Interest expense (income)	17.9	(2.0)	5.2	(0.9)	-	(0.1)	2.2	(0.1)	(0.5)	21.7
Amortization	11.3	5.6	7.1	3.6	4.9	3.4	5.6	1.3	0.2	43.0
Depreciation	5.8	1.5	1.4	1.1	1.9	1.9	1.9	0.3	6.3	22.1
Income tax expense (benefit)	(13.0)	0.9	(1.1)	(0.1)	(1.6)	10.8	(0.4)	0.3	9.9	5.7
Total assets	217.3	111.6	112.1	75.0	87.1	56.9	148.4	18.1	19.7	846.2
Long-lived assets	6.9	3.4	2.6	6.7	4.2	14.7	5.2	1.7	4.2	49.6

* Total revenues for Canada and Spain are euro 88.6 and euro 48.0, respectively

6 month period ended June 30, 2002

	North America*	Spain &Latin America*	France	Italy & Switzerland	North & Central Europe	Russia & the CIS	Australia	Other	Corporate	Total
Print revenues	49.6	26.4	20.3	15.5	23.7	38.8	31.3	5.6	-	211.2
Online revenues	4.8	3.4	2.3	0.9	1.6	0.2	1.7	0.5	-	15.4
Total revenues	54.4	29.8	22.6	16.4	25.3	39.0	33.0	6.1	-	226.6
Operating profit (loss) before certain expenses	13.1	7.1	7.9	3.7	7.1	19.7	9.9	0.6	(11.5)	57.6
Interest expense (income)	8.7	0.7	2.0	(0.2)	0.5	(0.1)	0.1	-	(0.1)	11.6
Amortization	2.1	1.2	0.8	0.6	1.0	0.3	1.8	0.1	-	7.9
Depreciation	1.6	0.6	0.8	0.7	1.0	1.4	0.9	0.2	1.2	8.4
Income tax expense (benefit)	(2.6)	(2.5)	1.1	0.5	0.1	5.4	0.7	0.2	2.7	5.6
Total assets	204.5	106.3	112.8	76.0	89.5	58.8	148.7	15.4	26.1	838.1
Long-lived assets	5.6	2.7	2.0	7.0	3.4	14.3	4.5	1.5	1.8	42.8

* Total revenues for Canada and Spain are euro 45.6 and euro 26.5, respectively

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

5. Geographic information (Continued)

Revenues generated by source are as follows:

	June 30, 2001 (6 months)	December 31, 2001 (12 months)	June 30, 2002 (6 months)
Print revenues
Classisfied Ads - Private	euro 26.9	euro 55.8	euro 32.1
Classified Ads - Professional	28.8	60.7	35.0
Display	75.5	153.4	79.4
Circulation	52.7	105.7	54.4
Services and other	9.1	18.0	10.3
Total print revenues	193.0	393.6	211.2
Online revenues	12.1	25.5	15.4
Total revenues	euro 205.1	euro 419.1	euro 226.6

The differences between the operating profit before certain expenses and the operating profit (loss) as per the Condensed Consolidated Statements of Operations are as follows:

	June 30, 2001 (6 months)	December 31, 2001 (12 months)	June 30, 2002 (6 months)
Operating profit before certain expenses	euro 26.2	euro 62.0	euro 57.6
Depreciation and amortization	(31.8)	(65.1)	(16.3)
Non-cash compensation expense	0.4	(2.4)	0.2
Write-down of impaired assets	(9.9)	(39.6)	(0.6)
Operating profit (loss) as per Statements of Operations	euro (15.1)	euro (45.1)	euro 40.9

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

6. Consolidated Statement of Shareholders' Equity

	Share Capital	Additional Paid-in Capital	Deferred Compensation Expense	Accumulated Deficit	Other Elements of Comprehensive Income	Subtotal Comprehensive Income	Total Shareholders' Equity
As of January 1, 2001	euro 105.4	euro 960.3	euro (28.2)	euro (580.9)	euro 8.4	euro -	euro 465.0

Cumulative effect of a change in accounting principle, net of tax effect of (1.3)	-	-	-	-	(1.7)	(1.7)	(1.7)
Issuance of Class A Common Shares	-	0.1	-	-	-	-	0.1
Deferred compensation expense	-	(18.8)	21.2	-	-	-	2.4
Tax benefit related to IPO fees	-	7.6	-	-	-	-	7.6
Net loss for year ended December 31, 2001	-	-	-	(76.7)	-	(76.7)	(76.7)
Net change related to cash flow hedges, net of tax effect of (1.1)	-	-	-	-	(1.5)	(1.5)	(1.5)
Foreign currency translation adjustment	-	-	-	-	(2.6)	(2.6)	(2.6)
Comprehensive loss for the year ended December 31, 2001	-	-	-	-	-	(82.5)	-

As of December 31, 2001	euro 105.4	euro 949.2	euro (7.0)	euro (657.6)	euro 2.6	euro -	euro 392.6

Issuance of Class A Common Shares	-	0.6	-	-	-	-	0.6
Deferred compensation expense	-	(2.3)	2.1		-	-	(0.2)
Tax benefit related to IPO fees	-	1.2	-	-	-	-	1.2
Net income for the six-month period ended June 30, 2002	-	-	-	15.2	-	15.2	15.2
Net change related to cash flow hedges, net of tax effect of (1.6)	-	-	-	-	(4.1)	(4.1)	(4.1)
Foreign currency translation adjustment	-	-	-	-	1.3	1.3	1.3
Comprehensive gain for the six-month period ended June 30, 2002						12.4

As of June 30, 2002	euro 105.4	euro 948.7	euro (4.9)	euro (642.4)	euro (0.2)	euro -	euro 406.6

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

7. Write-down of impaired assets

The write-down of assets of euro 0.6 recorded in the first half 2002 results from the consolidation of corporate headquarter locations. We recorded a charge of euro 9.9 in the first half of 2001 for the write-down of impaired assets. Of this amount, euro 2.6 related to the consolidation of facilities, primarily in Canada. Further, euro 4.4 of the write-down related to capitalized software and computer hardware primarily associated with our centrally developed Internet websites and euro 2.9 related to goodwill associated with certain online acquisitions.

8. Acquisitions and earn-outs

During the first semester 2002, the Group acquired the assets of Il Fe publication in Italy for euro 3.4 and of Kepes Auto in Hungary for euro 0.4. In addition, the Group purchased the remaining 24.6% minority interests in the Dutch publication Via Via in the Netherlands for euro 0.9. Also during the period, the Group paid for the final earn-out of the 2000 Canadian acquisition of Bargain Finder for euro 2.2 (accounted for as additional goodwill) and the first portion of the deferred payment in the July 2001 acquisition of the Trajin publication in Spain for euro 2.1 (previously recorded as goodwill).

9. Adoption of new accounting principles

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 as of January 1, 2002. In accordance with the provisions of SFAS No. 141 and SFAS No. 142, the Company identified its reporting units as regions as disclosed in the geographic information footnote and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company then determined the fair value of each reporting unit using the Discounted Cash Flow methodology and compared this fair value to the carrying amount of the reporting unit.

A third party valuation study has been completed in the first semester 2002 in accordance with the transition provisions of SFAS No. 142. Based on this valuation study, the implied fair value of each reporting unit exceeds its carrying value and no transitional adjustment has been recorded.

Trader Classified Media N.V.
(formerly Trader.com N.V.)

Notes to Condensed Consolidated Financial Statements
(euros in millions, except share and per share amounts)

9. Adoption of new accounting principles (Continued)

The following table discloses the Proforma net loss and Proforma net loss per share as if SFAS No. 142 was adopted as of January 1, 2001.

	Six-months Ended June 30, 2001	Year Ended December 31, 2001
Net loss, as reported	(29.3)	(76.7)
Proforma adjustment for application of SFAS No. 142	13.5	27.3
Net loss, proforma for application of SFAS No. 142	(15.8)	(49.4)

Loss per share, as reported	(0.32)	(0.84)
Proforma adjustment for application of SFAS No. 142	0.15	0.30
Loss per share, proforma for application of SFAS No. 142	(0.17)	(0.54)

10. Subsequent events

In order to further develop its current activities and complete strategic acquisitions, a 100% owned subsidiary of Trader Classified Media N.V. that owns substantially all of the Group assets except for the Russian operations, Trader.com Group B.V., entered into a term sheet for a fully underwritten commitment with respect to a new credit facility of up to euro 380. The new credit facility is expected to include several tranches maturing 7 to 9 years from closing. The purpose of the new facility is to refinance our existing credit facility for an approximate euro 194.3 (as of June 30, 2002) and to provide us with the flexibility to pursue strategic acquisitions in our key markets.

The Group signed an agreement to purchase the remaining 30.1% minority interests in its Australian operations for an approximate euro 59 subject to Board and Lender approvals. The Group has also signed letters of intent to purchase shares or assets in several strategic publications in Hungary for an estimated euro 15 that are subject to due diligence, negotiation of satisfactory purchase and sale agreements and Board and Lender approvals.

Report of Independent Accountants

To the Supervisory Board and Shareholders of Trader Classified Media N.V. (formerly Trader.com N.V.)

We have reviewed the condensed consolidated balance sheet of Trader Classified Media N.V. (formerly Trader.com N.V.) and its subsidiaries as of June 30, 2002, and the related condensed consolidated statements of operations, shareholders' equity and cash flows for the six-month period ended June 30, 2002. These condensed consolidated financial statements are the responsibility of the Company's management. The consolidated financial statements of Trader Classified Media N.V. (formerly Trader.com N.V.) and its subsidiaries as of December 31, 2001 and for the year then ended and as of June 30, 2001 and for the six months then ended were audited and reviewed, respectively, by other independent accountants whose reports dated March 18, 2002 and September 17, 2001 expressed, respectively, an unqualified opinion and unmodified accountant's review report on those statements.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Paris, France
September 10, 2002.